SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                     Form N-8A

                                           NOTIFICATION OF REGISTRATION
                                      FILED PURSUANT TO SECTION 8 (a) OF THE
                                          INVESTMENT COMPANY ACT OF 1940



     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8 (a) of the Investment Company Act of 1940, as amended and in connection with such notification of registration submits the following information:



Name   T.O. Richardson Trust

Address of Principal Business Office (No. and Street,
City, State and Zip Code):

                                             T.O. Richardson Trust
                                             Two Bridgewater Road
                                             Farmington, Connecticut 06032

Telephone Number (including area code):  (860) 677-8578

Name and address of agent for service of process:

                                               Samuel Bailey Jr.
                                               T.O. Richardson Trust
                                               Two Bridgewater Road
                                               Farmington, Connecticut 06032

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended concurrently with the filing of Form N- 8A:

                  YES  X                                      NO


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                                                    SIGNATURES



Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Hartford and State of Connecticut on the 29th day of June, 1998.





                                             T.O. Richardson Trust
                                             (Name of Registrant)



                                              By /s/Samuel Bailey, Jr.
                                                    Samuel Bailey, Jr.
                                                    Trustee




Attest:      /s/Kathleen M. Russo
                Kathleen M. Russo
                Secretary


         The name T.O. Richardson Trust is the designation of the Trustees under the Declaration of Trust, dated June 2, 1998, as amended from time to time. The Declaration of Trust has been filed with the Secretary of State of the Commonwealth of Massachusetts. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property shall be bound.









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